UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ________________________


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)
     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

             For the fiscal year ended December 31, 2004

                                      OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

             For the transition period from _______ to _______


                         Commission File Number 1-8501

              HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
                101 North Wacker Drive, Chicago, Illinois 60606


                              HARTMARX CORPORATION
                101 North Wacker Drive, Chicago, Illinois 60606

              HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

                      INDEX TO ANNUAL REPORT ON FORM 11-K



                                                                           Page
                                                                           ----

Financial Statements and Supplemental Schedules............................  1

Exhibit 23 - Consent of Independent Registered Public Accounting Firm...... 20

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------

To the Participants and Administrator of the Hartmarx Savings Investment and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hartmarx Savings Investment and Stock Ownership Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at December 31, 2004 and of reportable transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP


Chicago, Illinois
June 17, 2005

            THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
            --------------------------------------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------
                           DECEMBER 31, 2004 AND 2003
                           --------------------------


                                                       2004             2003
                                                   -----------      -----------
ASSETS:
  Investments (Note 5):
    Vanguard mutual funds .....................    $47,737,009      $41,413,499
    Hartmarx Corporation common stock..........     18,346,338       12,384,529
    Vanguard Retirement Savings Trust..........      6,992,823        4,991,027
    Loans to participants......................        893,057          933,160
                                                   -----------      -----------
      Total Investments........................     73,969,227       59,722,215

  Due from Hartmarx Corporation:
    Participant contributions..................        305,212          290,364
    Employer contributions.....................         91,859           81,310
    Participant loan repayments................         33,835           41,299
  Accrued investment income....................            174               27
                                                   -----------      -----------
      Total Assets.............................     74,400,307       60,135,215
                                                   -----------      -----------

LIABILITIES:
  Accounts Payable:
    Purchase of investments....................        322,981                -
                                                   -----------      -----------
      Total Liabilities........................        322,981                -
                                                   -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS..............    $74,077,326      $60,135,215
                                                   ===========      ===========


                See accompanying notes to financial statements.

            THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
            --------------------------------------------------------

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
                 ----------------------------------------------


                                                       2004             2003
                                                   -----------      -----------
Investment income from:
  Mutual Funds -
    Increase in fair value.......................  $ 4,310,090     $  6,973,934
    Dividends  ..................................      827,491          723,553
                                                   -----------      -----------
      Total investment income from mutual funds..    5,137,581        7,697,487
                                                   -----------      -----------
  Hartmarx Corporation common stock -
    Net increase in fair value...................   10,293,811        5,505,715
                                                   -----------      -----------

  Other investment income -
    Earnings from Vanguard Retirement
      Savings Trust..............................      225,935          201,352
    Interest income from participant loans.......       56,466           67,167
                                                   -----------      -----------
      Total other investment income..............      282,401          268,519
                                                   -----------      -----------

Total investment income..........................   15,713,793       13,471,721

Participants' contributions......................    3,756,288        3,621,935
Employer contributions...........................    1,065,757        2,734,808
Interest expense.................................            -          (86,047)
Administrative expenses..........................       (2,430)          (2,970)
Distributions to participants....................   (6,591,297)      (6,894,466)
                                                   -----------      -----------

Net increase in net assets
    available for benefits.......................   13,942,111       12,844,981

Net assets available for benefits:

  Beginning of year..............................   60,135,215       47,290,234
                                                   -----------      -----------

  End of year....................................  $74,077,326      $60,135,215
                                                   ===========      ===========


                See accompanying notes to financial statements.

            THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
            --------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

NOTE 1 - Plan Description:
-------------------------

The Hartmarx Savings Investment and Stock Ownership Plan (the "Plan") is a defined contribution pension plan available to employees of Hartmarx Corporation ("Hartmarx") and certain subsidiary and affiliated companies in the United States (collectively with Hartmarx, the "Employers") meeting specified requirements as to length of service and age and who are not included in a collective bargaining unit having a labor agreement providing retirement benefits. Eligible employees hired after March 31, 2002 but before April 1, 2003 who elected to participate in the Plan when first eligible to do so automatically participated in the Hartmarx Retirement Income Plan, a noncontributory defined benefit pension plan. Eligible employees hired after March 31, 2003 who elected to participate in the Plan are not eligible to participate in the Hartmarx Retirement Income Plan.

Prior to December 31, 2000, the Plan was known as the Hartmarx Savings-Investment Plan ("SIP"). Effective December 31, 2000, the Plan was amended and restated to constitute the merger, consolidation and continuation of SIP and the Hartmarx Employee Stock Ownership Plan ("ESOP") with and into the Plan. The ESOP was a trusteed employee stock ownership plan resulting from the amendment and restatement of the Hartmarx Tax Credit Employee Stock Ownership Plan ("PAYSOP"), a noncontributory defined contribution stock bonus plan.

On December 1, 1988, the ESOP borrowed $15,000,000 from a bank on a note loan (the "Note") and purchased 620,155 shares of Hartmarx common stock from Hartmarx at the then market value of $24.19 per share. In 1992 and 1994, Hartmarx acquired all interests in the Note from the bank. As of November 30, 2003, the loan was fully paid and cancelled.

Participant Contributions:
-------------------------

Participants may contribute to the Plan from 1% to 16% (in whole percentages) of their annual earnings through regular payroll deductions. The first 6% of earnings contributed are considered "matched" contributions and determine the Employer contributions as described below. Contributions in excess of 6% of earnings are considered "voluntary" contributions and are not matched with Employer contributions. At the election of the participant, participant contributions in excess of the first 1% of earnings may be made on a pre-tax basis under Section 401(k) of the Internal Revenue Code ("Code") (up to a statutory limit of $13,000 for 2004 and $12,000 for 2003), or on an after-tax basis; however, the first 1% of participant earnings are always made on an after-tax basis. Under Section 414(v) of the Code, an eligible participant, who attains age 50 before the end of the Plan year and whose pre-tax contribution for the year is expected to be either 15% of his annual earnings or the annual statutory dollar limit, may make additional voluntary pre-tax contributions called "catch-up" contributions which are not matched by Employer contributions. The statutory limit on catch-up contributions was $3,000 in 2004 and $2,000 in 2003. Under certain circumstances provided for by Internal Revenue Service regulations, participant contributions on both pre-tax and after-tax bases may be further limited. Refunds of participant contributions determined to be in excess of these regulatory limits, if any, would be included in distributions to participants in the accompanying financial statements. Participants may change or cease contributions without withdrawing from the Plan as participants.

Employer Contributions:
----------------------

Employer contributions made to the Plan are based on a formula specified in the Plan, which includes incremental Employer contributions required to match certain participant contributions to the Plan. Employer contributions in 2003 (until the ESOP loan was fully paid in November 2003) included an additional amount required to pay principal and interest on the loan less any dividends on unallocated stock held in the suspense account. Employer contributions to the Plan, which may be in the form of cash or shares of Hartmarx common stock, were made in cash during the plan years ended December 31, 2004 and 2003. The Plan requires that Employer contributions made in cash, other than contributions required to pay principal and interest on the Note, be used to buy Hartmarx common stock as described in Notes 1 and 3.

Effective July 1, 2003, the rate for Employer matching contributions was increased to 45% of all matched participant contributions. Effective July 1, 2004, the rate for Employer matching contributions was increased to 50% of all matched participant contributions. Employer matching contributions in 2004 and 2003 aggregated $1,065,757 and $954,590, respectively. Employer contributions are subject to maximum limits set by the Code and incorporated in the Plan. Employer payments to the Plan in 2003 also included additional amounts required for principal and interest owed by the Plan on the note payable. Employer contributions to the Plan for 2004 and 2003 aggregated $1,065,757 and $2,734,808, respectively.

Suspense Account:
----------------

The Hartmarx common stock acquired with the loan proceeds was maintained in a suspense account in the Plan's trust (unallocated Hartmarx ESOP Stock Fund). As principal and interest payments on the loan were made from Employer contributions, a corresponding portion of the unallocated shares was released from the suspense account for allocation to participant accounts in the Hartmarx ESOP Stock Fund on the basis of Fund units. Shares released were based on the relative amount of loan payments (principal and interest) to all future loan payments. Effective November 2003, all unallocated shares of Hartmarx common stock in the unallocated Hartmarx ESOP Stock Fund were allocated to participant's accounts, as the loan was fully paid and the suspense account was closed.

Vesting:
-------

Participants are fully vested in their contributions to the Plan and related earnings at all times. Effective January 1, 2002 for Employer contributions and earnings thereon, participants become 20% vested after two years of service, 40% vested after three years of service, 70% vested after four years of service and 100% vested after five years of service. Active participants also become fully vested in Employer contributions and related earnings at the earlier of
(1) death; (2) reaching age 65; or, (3) upon the occurrence of certain specified events deemed to be a change in control of Hartmarx.

For participants who terminate employment with an Employer, nonvested Employer contributions and related earnings are withheld and, if the participant incurs five consecutive one year breaks in service, forfeited. Forfeitures can be applied to reduce Employer contributions or they can be applied to pay administrative costs of the Plan. At December 31, 2004, the Plan's financial statements include the balances of nonvested Employer contributions and related earnings of terminated participants who had not incurred five consecutive one year breaks in service and amounts forfeited aggregated the equivalent of 35,022 shares of Hartmarx common stock with a market value of $272,123 and 7,173 units of the Vanguard Prime Money Fund with a market value of $7,173.

Participant Loans:
-----------------

Participants may borrow that portion of their account attributable to participant contributions and related earnings within percentage and dollar limits and at rates and terms permitted by the Code and specified in the Plan. Loans are payable over periods of one to five years (usually through payroll deduction), with the exception that a loan to purchase a primary residence may be paid over a term as long as 15 years. Interest is charged at a rate which exceeds the prime rate at the inception of the loan by 1%. At December 31, 2004 and 2003, the interest on new loans was 6.25% and 5%, respectively. Principal and interest payments are credited directly to the borrowing participant's accounts according to the funds selected for current contributions.

A participant receiving a loan is charged a loan origination fee and an annual administration fee which is deducted from the participant's account in each year the loan is outstanding. In 2004 and 2003, loan origination and annual administration fees were $40 and $20, respectively.

Administrative Expenses:
-----------------------

Administrative expenses of the Plan are comprised of trustee, record keeping, auditing, legal, proxy and participant loan fees. The Plan provides that administrative expenses may be paid from forfeitures of nonvested employer contributions and related earnings. Administrative expenses not paid by the Plan are payable by Hartmarx. Administrative fees paid by the Plan for 2004 of $2,430 and for 2003 of $2,970 represent loan fees which were charged to the accounts of participants with loans. For 2004 and 2003, Hartmarx paid Plan administrative expenses of $158,031 and $150,419, respectively.

Investment Options:
------------------

Participant contributions are invested at the participant's direction in the investment programs described in Note 3. Employer contributions for participants under age 55 are invested solely in the Hartmarx Corporation Common Stock Fund. Participants age 55 and older are able to transfer all or part of their Employer contributions in the Hartmarx Corporation Common Stock Fund into the other investment programs as follows: Employer contributions after 1988 can be transferred at any time and, effective December 1, 2003, Employer contributions prior to 1989 can be transferred at any time.

Voting of Shares:
----------------

Hartmarx stock allocated to participants' accounts in the Hartmarx Corporation Common Stock Fund is voted by the Trustee as directed by the participants. Shares not voted by participants, including forfeitures, are voted by the Trustee in the same proportion as shares voted by participants.

Distributions and Withdrawals:
-----------------------------

Vested account balances are generally distributed upon the participant's retirement, termination of employment, disability or death. Participants may also receive vested account balances while remaining employed by an Employer upon withdrawal from the Plan, but withdrawals for participants under age 59-1/2 are generally limited to vested Employer contributions and after-tax participant contributions, except that pre-tax participant contributions may also be distributed in certain circumstances. Distributions and withdrawals are normally made in cash, except that a participant may elect to receive distributions and certain withdrawals from the Hartmarx Corporation Common Stock Fund in the form of full shares of Hartmarx common stock with cash in lieu of fractional shares.

Administrator and Fiduciaries:
-----------------------------

The Plan Administrator is the Plan Administration Committee of Hartmarx Corporation. Prior to November 30, 2003, BNY Midwest Trust Company, a subsidiary of The Bank of New York, was a Trustee of the Plan and the custodian of the unallocated Hartmarx ESOP Stock Fund and Vanguard Fiduciary Trust Company, a trust company and wholly owned subsidiary of The Vanguard Group, Inc., was a Trustee of the Plan and the custodian of the allocated Hartmarx ESOP Stock Fund and all other Plan funds. Effective November 30, 2003, Vanguard Fiduciary Trust Company became the sole Trustee of the Plan and the custodian of the Hartmarx Corporation Common Stock Fund and all other Plan funds.

Plan Termination:
----------------

Hartmarx reserves the right to terminate the Plan on any date specified provided that 30 days advance written notice of the termination is given to the Trustee and to the Employers. There are no priorities for distribution of assets upon termination of the Plan. If the Plan were terminated, participants would become fully vested in their account balances, including participant and Employer contributions and related earnings, and former participants who had not incurred five consecutive one year breaks in service would become fully vested in the balances of nonvested Employer contributions and related earnings. Any remaining Plan assets shall be allocated and paid to the participants in accordance with Section 403(d)(1) of ERISA.

NOTE 2 - Significant Accounting Policies:
----------------------------------------

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on informed estimates and judgements of the Plan Administrator with consideration given to materiality. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Investments in publicly-traded securities (Hartmarx Corporation common stock) and mutual funds are carried at published market values and net asset values, respectively. Investments in the Vanguard Retirement Savings Trust, a collective investment trust, are carried at fair value which approximates the contract value of the Trust's investment contracts. Loans to participants represent the unpaid principal balance.

Income from investments is recorded as earned. Purchases and sales of investments are recorded on a trade date basis. Included in the Statement of Changes in Net Assets Available for Benefits is the net increase in fair value of mutual funds and Hartmarx Corporation common stock which includes realized investment gains (losses) and unrealized appreciation (depreciation) on those investments.

Distributions include proceeds from the liquidation of participant investments, the market value of Hartmarx common stock distributed, unpaid loan balances of withdrawing participants and excess contributions refunded, if any. Distributions are recorded when paid.

NOTE 3 - Investment Programs:
----------------------------

The following investment options are available:

   Vanguard mutual funds (registered investment companies):

     - GNMA Fund, an income fund.
     - Prime Money Market Fund, a money market mutual fund.
     - 500 Index Fund, a growth and income fund.
     - STAR Fund, a balanced fund.
     - PRIMECAP Fund, a growth fund.
     - International Growth Fund, a growth fund.
     - Small-Cap Index Fund, an aggressive growth and income fund.
     - Mid-Cap Index Fund, a growth and income fund.
     - Total Bond Market Index Fund, a bond fund.
     - Windsor II Fund, a growth and income fund.

   Vanguard Retirement Savings Trust, a collective investment trust which invests solely in the Vanguard Retirement Savings Master Trust.

   Hartmarx Corporation Common Stock Fund (created by the merger of the
     Hartmarx Stock Fund (SIP) and the Hartmarx Stock Fund (ESOP) on November 30, 2003), which invests primarily in Hartmarx common stock. Employer matching contributions and participant contributions and earnings, if any, are credited to participant accounts based on shares of Hartmarx common stock at 90% of the average trading prices as reported in the New York Stock Exchange-Composite Transaction quotations on the date the shares are purchased or deemed to be purchased by the Plan; participant loan payments and transfers to the Fund are credited to participant accounts at the closing market prices on the transaction date. Shares acquired with participant contributions and Employer matching contributions are purchased from Hartmarx at 90% of the average trading prices credited to participant accounts for contributions. Shares acquired in 2004 and 2003 with funds from loan payments and transfers to the Hartmarx Corporation Common Stock Fund were purchased in the open market and from Hartmarx at market prices. For participants under age 55, Employer contributions to the Plan are restricted to the Hartmarx Corporation Common Stock Fund.

     Prior to December 1, 2003, separate Hartmarx stock funds were maintained as follows: Hartmarx SIP Fund for employee contributions, loan payments, transfers and Employer matching contributions prior to 1989 and the Hartmarx allocated ESOP Fund for Employer contributions after 1988 and PAYSOP balances. Effective November 30, 2003, the assets and participant account balances of the Hartmarx SIP Fund and the Hartmarx allocated ESOP Fund were merged into one fund called the Hartmarx Corporation Common Stock Fund.

   The Vanguard mutual funds and Vanguard Retirement Savings Trust are managed by an affiliate of Vanguard Fiduciary Trust Company.

   Participants may select more than one investment option and may change investment options as often as once a month and may transfer previously contributed balances on a daily basis. Participants are assigned units in each investment program fund in which they invest.

   Investment in each fund option is at the participant's direction, except that Employer contributions and related earnings for participants under age 55 are restricted to the Hartmarx Corporation Common Stock Fund, as summarized in Note 8.

   With the exception of the Vanguard Retirement Savings Trust and the Loan Fund, the market value of the investments of each Fund (Hartmarx stock or mutual funds) are published for each business day, and changes in the market value produce similar changes in the unit values of each Fund.

   A summary of units and unit values for the Hartmarx Corporation Common Stock Fund and the Vanguard Retirement Savings Trust is as follows:

                                   December 31, 2004         December 31, 2003
                                ----------------------    ----------------------
                                  Units     Unit Value      Units     Unit Value
                                ---------   ----------    ---------   ----------
Hartmarx Corporation Common
   Stock Fund                   1,809,212     $10.19      2,265,460     $ 5.49
Vanguard Retirement Savings
   Trust                        6,992,823     $ 1.00      4,991,027     $ 1.00

NOTE 4 - Taxes:
--------------

The Plan is intended to be a qualified employee benefit plan under Section 401(a) and 4975(e)(7) of the Internal Revenue Code, exempt from federal income tax, with participants not being subject to tax on Employer contributions or earnings of the Trust prior to receiving benefits under the Plan. On November 8, 2002, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan as amended and restated effective December 31, 2000. The Plan has been subsequently amended since the effective date of the determination letter to reflect the merger of the Hartmarx SIP Fund and the Hartmarx ESOP Fund into the Hartmarx Corporation Common Stock Fund and to incorporate new legislatively mandated requirements. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, the Plan Administrator believes a provision for federal income taxes in the accompanying financial statements is not required.

NOTE 5 - Investment Information:
-------------------------------

The following summarizes the Plan's investments at December 31, 2004 and 2003:

                                                              2004
                                                  -----------------------------
                                                  Stock shares,
                                                    Fund and           Fair
                                                   Trust units         value
                                                  -------------    ------------
At quoted market value or net asset value:

Vanguard Mutual Funds:
   GNMA Fund..................................        508,403      $  5,307,732*
   Prime Money Market Fund....................      3,180,651         3,180,651
   500 Index Fund.............................        102,090        11,397,277*
   Star Fund..................................        435,829         8,167,430*
   PRIMECAP Fund..............................        207,152        12,905,558*
   International Growth Fund..................        124,353         2,345,300
   Small-Cap Index Fund.......................         83,710         2,245,090
   Mid-Cap Index Fund.........................         51,448           804,649
   Total Bond Market Index Fund...............         23,293           239,223
   Windsor II Fund............................         37,231         1,144,099
                                                                   ------------
       Total Vanguard Mutual Funds............                       47,737,009
                                                                   ------------

Hartmarx Corporation Common Stock.............      2,361,176        18,346,338*
                                                                   ------------
                                                                     66,083,347
                                                                   ------------

At estimated fair value:

Vanguard Retirement Savings Trust.............      6,992,823         6,992,823*
Loans to participants.........................                          893,057
                                                                   ------------
                                                                      7,885,880
                                                                   ------------

   Total investments..........................                     $ 73,969,227
                                                                   ============


                                                              2003
                                                  -----------------------------
                                                  Stock shares,
                                                    Fund and           Fair
                                                   Trust units         value
                                                  -------------    ------------
At quoted market value or net asset value:

Vanguard Mutual Funds:
   GNMA Fund..................................        570,873      $  5,994,169*
   Prime Money Market Fund....................      3,246,377         3,246,377*
   500 Index Fund.............................        103,068        10,581,962*
   Star Fund..................................        446,645         7,682,288*
   PRIMECAP Fund..............................        192,756        10,223,801*
   International Growth Fund..................         99,178         1,599,741
   Small-Cap Index Fund.......................         55,871         1,262,674
   Mid-Cap Index Fund.........................         16,402           215,354
   Total Bond Market Index Fund...............         15,234           157,059
   Windsor II Fund............................         16,990           450,074
                                                                   ------------
       Total Vanguard Mutual Funds............                       41,413,499
                                                                   ------------

Hartmarx Corporation Common Stock.............      2,969,911        12,384,529*
                                                                   ------------
                                                                     53,798,028
                                                                   ------------
At estimated fair value:

Vanguard Retirement Savings Trust.............      4,991,027         4,991,027*
Loans to participants.........................                          933,160
                                                                   ------------
                                                                      5,924,187
                                                                   ------------

   Total investments..........................                     $ 59,722,215
                                                                   ============

* - Investment's fair value is 5% or more of net assets available for plan benefits at the respective date.

The Vanguard Retirement Savings Trust's average yield during 2004 and 2003 was 3.93% and 4.25%, respectively, and the yield as of December 31, 2004 and 2003 was 3.87% and 4.08%, respectively. The yield of the Vanguard Retirement Savings Trust is subject to adjustment daily based on interest credited and earnings on the Trust's investment contracts.

Note 6 - Risks and Uncertainties:
--------------------------------

The Plan provides for various investment options in shares of Hartmarx common stock and units of investment entities which invest in combinations of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 7 - Related Party Transactions:
-----------------------------------

Related party transactions consisted of loans made to participants and investments in Hartmarx Corporation Common Stock. Certain Plan investments are shares of mutual funds or units of a collective investment trust managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee and, accordingly, these transactions are party-in-interest transactions. Fees paid by the Plan to Vanguard Fiduciary Trust Company for participant loan administration services were $2,430 for the year ended December 31, 2004 and $2,970 for the year ended December 31, 2003. None of these related party transactions are prohibited transactions as defined under the Employee Retirement Income Security Act of 1974.

NOTE 8 - Non-Participant Directed Fund Information:
--------------------------------------------------

Non-participant Directed funds include the unallocated Hartmarx Corporation Stock Fund (ESOP) (prior to December 1, 2003), the allocated Hartmarx Corporation Stock Fund (ESOP) balances of participants under age 55, forfeited balances, and allocated Hartmarx Corporation Common Stock Fund (SIP) balances from Employer contributions before 1989 for participants under age 55. The financial position of the Non-participant Directed funds as of December 31, 2004 and 2003, is summarized as follows:


                                                             2004                                       2003
                                            ------------------------------------   --------------------------------------------
                                                                                                Hartmarx Corporation Common
                                                                                                        Stock Fund
                                             Trust   Hartmarx Corporation Common    Trust   -----------------------------------
                                              and            Stock Fund              and              ESOP
                                             Mutual  ---------------------------    Mutual  --------------------------
                                             Funds         ESOP           SIP       Funds    Allocated    Unallocated     SIP
                                            -------  --------------   ----------   -------  ------------  ------------  -------

ASSETS:
   Investments:
     Prime Money Market Fund..............  $7,173     $   165,768    $  2,053     $7,105    $    18,934    $       -   $   361
     Hartmarx Corporation common stock....       -       7,450,703      92,991          -      4,071,454            -    80,561
                                            -------  --------------   ----------   -------  -------------  -----------  -------

       Total Investments..................   7,173       7,616,471      95,044      7,105      4,090,388            -    80,922

    Contributions due from
     Hartmarx Corporation.................       -          91,859           -          -         81,310            -         -
                                            -------  --------------   ----------   -------  -------------  -----------  -------

       Total Assets.......................   7,173       7,708,330      95,044      7,105      4,171,698            -    80,922
                                            -------  --------------   ----------   -------  -------------  -----------  -------

LIABILITIES:
    Accounts Payable
     Purchases of Investments.............       -        (129,789)     (2,207)         -              -            -         -
                                            -------  --------------   ----------   -------  -------------  -----------  -------

       Total Liabilities..................       -        (129,789)     (2,207)         -              -            -         -
                                            -------  --------------   ----------   -------  -------------  -----------  -------

NET ASSETS................................  $7,173     $ 7,578,541    $ 92,837     $7,105    $ 4,171,698    $       -   $80,922
                                            =======  ==============   ==========   =======  =============  ===========  =======

--------------------------------------------------------------

The changes in the net assets of the non-participant directed funds within the Plan for the years ended December 31, 2004 and 2003, is summarized as follows:


                                                             2004                                       2003
                                            ------------------------------------   --------------------------------------------
                                                                                                Hartmarx Corporation Common
                                                                                                        Stock Fund
                                             Trust   Hartmarx Corporation Common    Trust   -----------------------------------
                                              and            Stock Fund              and              ESOP
                                             Mutual  ---------------------------    Mutual  --------------------------
                                             Funds         ESOP           SIP       Funds    Allocated    Unallocated     SIP
                                            -------  --------------   ----------   -------  ------------  ------------  -------

INVESTMENT INCOME:
   Mutual Funds -
     Net increase in fair value...........  $   68     $       286    $      -     $   64    $       179    $       -   $     -
   Hartmarx Corporation common stock -
     Net increase in fair value ..........       -       3,530,398      29,765          -      1,806,444        3,128    37,130
                                            -------  --------------   ----------   -------  -------------  -----------  -------
       Total Investment income............      68       3,530,684      29,765         64      1,806,623        3,128    37,130


Employer Contributions....................       -         672,217           -          -        621,971    1,780,218         -
Transfers-balances for participants
   55 and older no longer restricted......       -        (298,489)    (12,586)         -       (152,155)           -   (88,927)
Transfers-payment for shares released.....       -               -           -          -        (94,600)      94,600         -
Transfers-release of shares by debt
   service................................       -               -           -          -         94,600      (94,600)        -
Interest expense..........................       -               -           -          -              -      (86,047)        -
Distributions to participants.............       -        (497,569)     (5,264)         -       (291,129)           -    (8,384)
                                            -------  --------------   ----------   -------  -------------  -----------  -------

Net increase in net assets................      68       3,406,843      11,915         64      1,985,310    1,697,299   (60,181)

Net assets:  Beginning of year............   7,105       4,171,698      80,922      7,041      2,186,388   (1,697,299)  141,103
                                            -------  --------------   ----------   -------  -------------  -----------  -------

                    End of year...........  $7,173     $ 7,578,541    $ 92,837     $7,105    $ 4,171,698    $       -   $80,922
                                            =======  ==============   ==========   =======  =============  ===========  =======

            THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
            --------------------------------------------------------

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

            THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
            --------------------------------------------------------
                             SUPPLEMENTAL SCHEDULE
                             ---------------------
                  SCHEDULE OF ASSETS HELD AT DECEMBER 31, 2004
                  --------------------------------------------
                             (Schedule H - Line 4i)

Identity of Party,
 Description of                       Maturity        Interest         Historical      Current
    Investment                          Date            Rate              Cost          Value
------------------                   ----------      ----------        ----------    -----------

Line 1c(8)
----------

*  Loans to Participants               Various      5.0% - 10.5%       $    -0-      $   893,057
                                                                       ===========   ===========
Line 1c(9)
----------

*  Vanguard Retirement Savings
   Trust (6,992,823 units)                                             $ 6,992,823   $ 6,992,823
                                                                       ===========   ===========

Line 1c(13)
-----------

*  Vanguard GNMA Fund
   (508,403 shares)                                                    $ 5,264,510   $ 5,307,732

*  Vanguard Prime Money Market Fund
   (3,180,651 shares)                                                    3,180,651     3,180,651

*  Vanguard 500 Index Fund
   (102,090 shares)                                                      9,099,011    11,397,277

*  Vanguard STAR Fund
   (435,829 shares)                                                      7,178,662     8,167,430

*  Vanguard PRIMECAP Fund
   (207,152 shares)                                                      9,943,098    12,905,558

*  Vanguard International Growth Fund
   (124,353 shares)                                                      2,066,771     2,345,300

*  Vanguard Small-Cap Index Fund
   (83,710 shares)                                                       1,780,533     2,245,090

*  Vanguard Mid-Cap Index Fund
   (51,448 shares)                                                         675,519       804,649

*  Vanguard Total Bond Market Index Fund
   (23,293 shares)                                                         240,506       239,223

*  Vanguard Windsor II Fund
   (37,231 shares)                                                         973,178     1,144,099
                                                                       -----------   -----------

                                                                       $40,402,439   $47,737,009
                                                                       ===========   ===========


                                      16

Line 1d(1)
----------

* Hartmarx Corporation
  Common Stock
  (2,361,176 shares)                                                   $ 8,477,955   $18,346,338
                                                                       ===========   ===========


* Party-in-interest to the Plan.

            THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
            --------------------------------------------------------

                             SUPPLEMENTAL SCHEDULE
                             ---------------------

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      -----------------------------------
          SERIES OF SECURITY TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS
          -----------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                      ------------------------------------
                             (Schedule H, Line 4j)

                                                                                                    Current
                                                                                                    Value of
                                                                                     Historical     Asset On
Identity of Party                                       Purchase       Selling        Cost of      Transaction      Net Gain
    Involved                Description of Asset         Price          Price          Asset           Date         or (Loss)
---------------------   ----------------------------   ----------   ------------   ------------   -------------   -------------
The Vanguard Group          Hartmarx Corporation
                              Common Stock             $2,018,360    $        -     $        -      $2,170,711     $   152,351
                              Common Stock                      -     6,312,224      3,029,465       6,312,224       3,282,759


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Hartmarx Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                      HARTMARX SAVINGS INVESTMENT
                                      AND STOCK OWNERSHIP PLAN
                                      ------------------------
                                      (Name of Plan)


Date: June 23, 2005               By: /s/ GLENN R. MORGAN
      -------------                   ------------------------------------------
                                      Glenn R. Morgan
                                      Executive Vice President, Chief
                                      Financial Officer and Treasurer of
                                      Hartmarx Corporation and Member of
                                      the Hartmarx Plan Administration Committee